UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Change of Office Address

On November 14, 2023, the Company moved its principal office to Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The Company’s telephone remained the same at +852 2153 3957.

Other Information

Attached hereto as Exhibit 99.1 the Company’s unaudited financial and operating results for the six months ended June 30, 2023; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of June 30, 2023 and for the six months ended June 30, 2023 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: November 20, 2023	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	TROOPS, Inc.’s 2023 Unaudited Interim Financial Results
99.2	Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022